NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

January 26, 2023

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greene Concepts, Inc
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed October 23, 2023
File No. 024-12157

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated November 16, 2023, relating to the captioned Offering Statement on Form 1-A of Greene Concepts, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Post-Qualification Amendment to Offering Statement on Form 1-A filed October 23, 2023

Cover Page

1.       Please revise this section to include the all the information required under Part II - Information Required in Offering Circular of Form 1-A, including but not limited to, identifying which disclosure format is being followed for your financial statement disclosure obligations.

Please be advised that the Cover Page has been revised, in response to such comment.

Description of Business

Stay Hemp 4 Life, page 23

2.       We refer to your disclosure that you “acquired 100% of the membership interests of Stay Hemp 4 Life LLC as a wholly owned subsidiary of Greene Concepts, Inc. for a purchase price of $275,000.00 and a royalty of $0.04 per product sold.” Please tell us when this transaction occurred and how you determined that historical financial statements for Stay Hemp 4 Life and pro forma financial statements were not required in your offering statement pursuant to Part F/S (b)(7)(iii) and (iv) of Form 1-A.

Please be advised that the financial statements of Stay Hemp 4 Life LLC have been included in the disclosure.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.       Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 9 of Form 1-A. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of Greene Concepts including industry specific trend information. A discussion and analysis that meets the requirements of Item 9 of Form 1-A is expected to better allow investors to view Greene Concepts from management's perspective.

Please be advised that the Management’s Discussion and Analysis section has been revised, in response to such comment.

Consolidated Balance Sheets, page F-2

4.       Your consolidated balance sheets are dated as of January 31, 2023 and January 31, 2022. However, it appears to us that your balance sheets are as of July 31, 2023 and July 31, 2022. Please revise the dates in the heading of your consolidated balance sheet as appropriate.

Please be advised that the headings of the consolidated balance sheets have been revised, in response to such comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Greene Concepts, Inc.

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